

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2014

<u>Via E-mail</u>
Mr. Gil Borok
Chief Financial Officer
CBRE Group, Inc.
400 South Hope Street, 25th Floor
Los Angeles, California 90071

      Re: CBRE Group, Inc.
              Form 10-K for the year ended December 31, 2013
              Filed on March 3, 2014
              File No. 001-32205

Dear Mr. Borok:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Kevin Woody

                      Kevin Woody
                      Branch Chief